FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

INTERNATIONAL TOWER HILL MINES LTD. (the “Issuer”)

Suite 1920 – 1188 West Hastings Street

Vancouver, B.C. V6E 4A2

Item 2.	Date of Material Change

May 12, 2009

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is May 12, 2009.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports latest results of winter drill program from the NE and SW Zones, Livengood Gold Deposit, Alaska.

Item 5.	Full Description of Material Change

The Issuer reports results from the last nine holes of the 2009 Livengood winter drilling campaign.  These holes are from the northern extension of the NE Zone and infill holes in the SW Zone.  A total of 34 holes were completed in the winter program, which not only demonstrated the continuation of the large bulk tonnage gold system (which still remains open in all directions), but also provided valuable infill drill data for the Preliminary Economic Assessment to be completed July 2009.

Three of these new holes - MK-RC-0137, which returned 27.4 metres @ 1.50 g/t gold, MK-RC-0139, which returned 35.1 metres @ 1.16 g/t gold and MK-RC-0141, which returned 9.2 metres @ 2.19 g/t gold - from the northern step-out on the NE Zone provide strong evidence that the Livengood gold system has significant expansion potential.  In addition, the SW and Central Zone infill holes (including MK-RC-0133 with 65.53 metres @ 0.88g/t gold, MK-RC-0138 with 110 metres @ 0.9g/t gold and MK-RC-140 with 19.82 metres @1.11 g/t gold and 71.63 metres @ 0.60 g/t gold) confirmed the continuity of the thick mineralized system.  In the SW Zone, hole MK-RC-0142 continued to demonstrate the higher grade nature of this area, particularly at depth, with 9.1 metres @ 4.0 g/t gold.

All results from the 2009 winter drill program will be included in the updated June 2009 resource estimate.

The new mineralized intercepts in the northern extension of the NE Zone correlate with scattered intersections to the east from 2008 reconnaissance drilling.  This new zone of mineralization opens up a large new area for exploration and deposit expansion potential and will be one of the priority targets in the upcoming summer 2009 drill program.

As part of the Issuer’s Preliminary Economic Assessment program it has added a metallurgical consultant to its team to aid in the design of an expanded metallurgical program and to provide input for the economic study.  The Issuer’s second phase 2009 summer drill program will begin on June 1st and will include 35,000 metres of reverse circulation and core drilling, using four drill rigs.

Table 1 : New Significant Intercepts from Livengood*

Drill Hole #	From (metres)	To (metres)	Length (metres)	Gold (g/t)	Area of Deposit
MK-RC-0133	231.65	246.89	15.24	0.85	SW Zone
	259.08	324.61	65.53	0.88

MK-RC-0135	54.86	68.58	13.72	0.75	NE Zone
	274.32	301.75	27.43	0.97

MK-RC-0136	138.68	178.31	39.63	0.90	Central

MK-RC-0137	89.92	117.35	27.43	1.50	NE Zone
	208.79	220.98	12.19	0.63
	228.60	233.17	4.57	2.27

MK-RC-0138	160.02	269.75	109.73	0.91	Central
including	160.02	210.31	50.29	1.18

MK-RC-0139	252.98	288.04	35.06	1.16	NE Zone

MK-RC-0140	167.64	176.78	9.14	1.01	SW Zone
	184.40	199.64	15.24	0.62
	207.26	227.08	19.82	1.11
	233.17	304.80	71.63	0.60

MK-RC-0141	146.30	155.45	9.15	2.19	NE Zone
	187.45	198.12	10.67	0.58

MK-RC-0142	74.68	82.3	7.62	0.75	SW Zone
	249.94	262.13	12.19	0.85
	266.70	275.84	9.14	4.02

* Intercepts based on 0.25g/t gold cutoff and maximum 3 metres of internal waste.

Livengood Project Overview

The Livengood project has a very favourable logistical location, being situated 110 road kilometres north of Fairbanks, Alaska along the paved all-weather Elliott Highway, alongside both the Trans Alaska Pipeline and the proposed Alaska natural gas pipeline route, and approximately 55 kilometres north of the Interior Alaska power grid.   The Issuer controls 100% of its 44 square kilometre Livengood land package, which is comprised primarily of fee land leased from the Alaska Mental Health Trust together with a number of smaller private mineral leases.  The thick, shallowly dipping, outcropping gold deposit at Livengood has a favourable geometry for a low strip, bulk tonnage mining operation.  Initial metallurgical data indicates the deposit is potentially amenable to some type of combined milling and heap leach system of gold recovery.

The Issuer and its predecessor, AngloGold Ashanti (U.S.A.) Exploration Inc., have been exploring the Livengood area since 2003.  Resource definition drilling began in 2008, resulting in the delineation of a multi-million ounce gold resource.  The winter 2009 drilling program confirms that there is considerable room for expansion of the deposit to the southwest, east and northeast, areas that will be tested this summer as part of what the Issuer envisions as a major exploration program to define one of the world’s larger new gold deposits.

Long term baseline environmental studies, including surface waters and aquatic fauna, are currently underway in anticipation of future permitting requirements.

A 3D image of the most recently released Livengood drill information can be viewed at: http://www.corebox.net/properties/livengood/.

Figure 1 :  Plan view showing all 2009 holes completed to date (109-142).  Cumulative grade thickness contours for all intercepts in drill holes are shown, highlighting how the deposit has grown to both the northeast and southwest as a result of the winter drilling.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the expansion of the estimated resources at Livengood, the discovery and delineation of additional mineral deposits/resources at the Livengood project, business and financing plans and business trends, are forward-looking statements.  Information concerning mineral resource estimates also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Issuer's inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Issuer’s Annual Information Form filed with certain securities commissions in Canada and its annual report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Issuer and filed with the appropriate regulatory agencies.  All of the Issuer's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Issuer's mineral properties.

Cautionary Note Regarding Reference to Resources and Reserves

National Instrument 43 101 Standards of Disclosure of Mineral Projects (“NI 43 101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this press release have been prepared in accordance with NI 43 101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM.

United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth Industry Guide 7.  Accordingly, the Issuer’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to the SEC’s Industry Guide 7.  Without limiting the foregoing, while the terms “mineral resources”, “inferred mineral resources” and “indicated mineral resources” are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to Industry Guide 7.  Mineral resources which are not mineral reserves do not have demonstrated economic viability, and United States shareholders are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves.  Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category.  In addition, the NI 43-101 and CIM Standards definition of a “reserve” differs from the definition adopted by the SEC in Industry Guide 7.  In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Jeffrey A. Pontius, President & CEO

Business Telephone No.:  (303) 470-8700

Item 9.	Date of Report

May 13, 2009